United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐ No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Press Release

Vale informs on preliminary discussions for the development of the Serpentina Project's mineral resource

Rio de Janeiro, December 28th, 2021 - Vale S.A. (“Vale” or “Company”), in response to Official Letter 186, through which the Comissão de Valores Mobiliários (“CVM”) requested clarification on the news published on Info Money webpage on 12/23/2021, entitled “Vale (VALE3) evaluates to buy share stake in Anglo American's Minas-Rio project, sources tell Bloomberg”, informs that there is no decision, agreement or commitment in this regard. In its ordinary course of business, Vale constantly evaluates strategic alternatives and partnerships to create value for its shareholders, always in light of the strict discipline in capital allocation.

In that sense, the Company clarifies that it has had preliminary discussions with Anglo American on the possibility to develop, through partnership, the mineral resources of the Serpentina Project, held by Vale, aiming to leverage from existing processing and logistics infrastructure at Minas-Rio and Vale’s operations. The Serpentina Project is located in the municipalities of Conceição do Mato Dentro, Santo Antônio do Rio Abaixo and Morro do Pilar, in the state of Minas Gerais, and comprises mining rights contiguous to Anglo American's Minas-Rio operation.

Given the preliminary nature of discussions and considering that there is no decision or commitment by the parties, the Company understands that such discussions do not trigger the disclosure of a Material Fact, as provided for in CVM Resolution No. 44/2021.

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2021	Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Head of Investor Relations